Annual Shareholder Meeting Results:

The Fund held its first annual meeting of shareholders on February 26, 2009. Shareholders voted as indicated below:

                                    Withheld             Affirmative Authority
Election of Robert E. Connor
Class I to serve until 2011        12,596,607	             334,968
Election of Hans W. Kertess
Class I to serve until 2012        12,614,757	             316,818
Election of William B. Ogden, IV
Class I to serve until 2012        12,596,356 		     335,219
Election of R. Peter Sullivan, III
Class III to serve until 2011	   12,618,069 		     313,506
Election of Diana L. Taylor
Class II to serve until 2010       12,629,325 	             302,250

Messrs. Paul Belica and John C. Maney* continue to serve as Trustees of the Fund.
* Interested Trustee